EXHIBIT 12

THE HILLSHIRE BRANDS COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Fiscal Years Ended
	June 30 2012(1)		July 2 2011(2) As Restated	July 3 2010(3) As Restated	June 27 2009(4) As Restated		June 28 2008(5) As Restated
Fixed charges:
Interest expense - continuing operations (6)	$77		$92	$120	$137		$156
Interest expense - discontinued operations (6)	31		34	28	33		34
Interest portion of rental expense	28		42	47	48		49

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	136		168	195	218		239
Preference security dividends of consolidated subsidiaries	—		—	—	—		—
Capitalized interest	7		11	10	10		18

Total fixed charges	$143		$179	$205	$228		$257

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	($37)		$83	$63	($37)		($582)
Less undistributed income in minority owned companies	—		—	—	—		—
Add minority interest in majority-owned subsidiaries	—		—	—	—		—
Add amortization of capitalized interest	5		5	5	7		7
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	136		168	195	218		239

Total earnings available for fixed charges	$104		$256	$263	$188		($336)

Ratio of earnings to fixed charges	—	(a)	1.4	1.3	—	(b)	— (c)

(1)	During fiscal 2012, the corporation recorded a pretax charge of $81 million in connection with certain restructuring actitivies. Also during fiscal 2012, the corporation recognized non-cash impairment charges of $14 million.

(2)	During fiscal 2011, the corporation recorded a pretax charge of $39 million in connection with certain restructuring actitivies. Also during fiscal 2011, the corporation recognized non-cash impairment charges of $15 million.

(3)	During fiscal 2010, the corporation recorded a pretax charge of $18 million in connection with certain restructuring activities. Also during fiscal 2010, the corporation recognized non-cash impairment charges of $15 million .

(4)	During fiscal 2009, the corporation recorded a pretax charge of $11 million in connection with certain restructuring activities.

(5)	During fiscal 2008, the corporation recorded a pretax charge of $23 million in connection with certain restructuring activities. Also during fiscal 2008, the corporation recognized non-cash impairment charges of $444 million.

(6)	Excludes interest on uncertain tax positions.

(a) Due to the company’s loss in 2012, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of $39 to achieve a coverage ratio of 1:1 in 2012.

(b) Due to the company’s loss in 2009, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of $40 to achieve a coverage ratio of 1:1 in 2009.

(c) Due to the company’s loss in 2008, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of $593 to achieve a coverage ratio of 1:1 in 2008.